Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

Q&A in respect of Takeda’s intention to acquire TiGenix

June 20, 2018

A.                DEAL RATIONALE AND TERMS

1.                  Why does Takeda intend to acquire TiGenix?

We cannot comment on Takeda’s strategy. Information about the objectives of Takeda is set out in the prospectus made available by Takeda on April 27, 2018, and in the related tender offer statement on Schedule TO, which was filed with the SEC by Takeda when the voluntary public takeover bid (the “Bid”) launched on April 30, 2018, as amended or supplemented from time to time.

2.                  Why is Takeda pursuing this acquisition now?

We cannot comment on Takeda’s strategy.

3.                  What are the main terms of the transaction?

Through the Bid, Takeda intends to acquire 100% of the securities with voting rights or giving access to voting rights of TiGenix not already owned by Takeda or its affiliates at a price of EUR 1.78 per ordinary share issued by TiGenix (each a “Share”) in cash, an equivalent price per American Depositary Share (each an “ADS”) and a price in cash per warrant (each a “Warrant”) based on the strike price and maturity of each Warrant. The Bid is comprised of two separate offers: (i) an offer for all Shares and Warrants in accordance with the applicable law in Belgium (the “Belgian Offer”), and (ii) an offer to holders of TiGenix’s ADSs, wherever located, and to holders of Shares issued by TiGenix who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”). The Bid is unanimously supported by TiGenix’s board of directors (including its CEO). Information about the reasons the board of directors of TiGenix supports the Bid can be found in the response memorandum made available on April 27, 2018, and in the solicitation/recommendation statement on Schedule 14D-9 that was filed on April 30, 2018, when the Bid launched, as amended or supplemented from time to time.

4.                  When is the transaction expected to close?

Following the positive results of the first acceptance period of the Bid as announced on June 6, 2018, Takeda confirmed that all conditions to consummation of the Bid have been satisfied. Takeda acquired control over TiGenix on or about June 8, 2018, following the payment for the Shares, Warrants and ADSs (together the “Securities”) validly tendered and not withdrawn in the first acceptance period.

Pursuant to article 35, 1° of the Belgian Royal Decree on public takeover bids and the Offer and Support Agreement, Takeda is required to provide for a second acceptance period during which holders of Securities not previously tendered into the Bid prior to the expiration of the first acceptance period may tender their Securities into the Bid. The second acceptance period for the Belgian Offer will commence on June 20, 2018, at 9 a.m., CEST, and the second acceptance period for the U.S. Offer commenced on June 6, 2018, at 9 a.m., EDT, and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018, at 4:00 p.m., CEST/10:00 a.m., EDT, respectively. The results of the second acceptance period are expected to be published on July 6, 2018. Payment for the Securities validly tendered and not withdrawn in the second acceptance period is currently expected to commence on July 10, 2018.

5.                   Why did Takeda decide not to just buy the U.S. rights for Cx601?

We cannot comment on Takeda’s strategy.

6.                   Has Takeda already acquired control over TiGenix?

Takeda acquired control over TiGenix on June 8, 2018, following the payment for the Securities validly tendered and not withdrawn in the first acceptance period.

7.                   Do you know what percentage of the Shares was tendered in the first acceptance period?

On June 6, 2018, Takeda confirmed that, as of the expiration of the first acceptance period on May 31, 2018, a total of 256,657,251 Shares (including 20,621,280 Shares represented by ADSs) and a total of 11,941,130 Warrants had been validly tendered into the Bid and not withdrawn. As a result, taking into account all Securities owned by Takeda and its affiliates, following settlement of the Securities tendered in the first acceptance period, Takeda holds 90.62% of all Shares (including Shares represented by ADSs) and 90.83% of the voting rights represented or given access to by all the Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the first acceptance period.

8.                  Do you think the price paid is a fair price?

We are not in a position to comment on the Bid price except for the fact that the Board of TiGenix, consistent with its fiduciary duties and subject to review of Takeda’s takeover prospectus, unanimously supported this Bid. A detailed analysis and recommendation of the Bid (including the offered Bid price) by our Board is set out in the response memorandum made available on April 27, 2018, and in the solicitation/recommendation statement on Schedule 14D-9 that was filed on April 30, 2018, when the Bid was launched, as amended or supplemented from time to time.

B.                TAKEOVER PROCESS

1.                   Can I already tender my Securities in the Bid?

The first acceptance period for the Bid expired as scheduled on May 31, 2018, at 4:00 p.m., CEST/10:00 a.m., EDT.

Takeda is providing a second acceptance period during which holders of Securities not previously tendered into the Bid prior to the expiration of the first acceptance period may tender their Securities into the Bid. The second acceptance period for the Belgian Offer will commence on June 20, 2018, at 9 a.m., CEST, and the second acceptance period for the U.S. Offer commenced on June 6, 2018, at 9 a.m., EDT, and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018, at 4:00 p.m., CEST/10:00 a.m., EDT, respectively. The results of the second acceptance period are expected to be published on July 6, 2018. Payment for the Securities validly tendered and not withdrawn in the second acceptance period is currently expected to commence on July 10, 2018.

2.                   How can I participate in the Bid?

The second acceptance period for the Belgian Offer will commence on June 20, 2018, at 9 a.m., CEST, and the second acceptance period for the U.S. Offer commenced on June 6, 2018, at 9 a.m., EDT, and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018, at 4:00 p.m., CEST/10:00 a.m., EDT, respectively. Prior to July 3, 2018, at 4:00 p.m., CEST/10:00 a.m., you can participate in the Bid by tendering your Securities in the second acceptance period of the Bid by following the instructions set out in the prospectus (Belgian Offer) or the tender offer statement on Schedule TO (U.S. Offer), as applicable to you.

3.                   Is it an option to remain a Security holder of the company and not tender my Securities under the current Bid?

There is no obligation to tender Securities. In the event Takeda obtains 95% or more of the Shares and at least 90% of the Shares covered by the Bid following the expiration of the second acceptance period, Takeda intends to undertake a simplified squeeze-out process, which is expected to be open for an additional 15 business days, in which Takeda will force the remaining Security holders to tender their Securities to Takeda. Following the squeeze-out, TiGenix will become a wholly-owned subsidiary of Takeda, the Shares will be automatically delisted from Euronext Brussels and Takeda intends to effect the delisting of the ADSs from the Nasdaq Global Select Market.

If the conditions for a squeeze-out are not met, Takeda nonetheless intends to effect the delisting of the Shares from Euronext Brussels and the delisting of the ADSs from the Nasdaq Global Select Market, as permitted by law and applicable regulations. The FSMA may, in consultation with Euronext Brussels, oppose the proposed delisting in the interest of investor protection. The FSMA has indicated that it shall not oppose to a delisting if it is preceded by a successful accompanying measure for the benefit of the minority shareholders, but also that, conversely, it shall oppose to a delisting if no such successful accompanying measure would have been taken.

4.                   What would be the consequences of not tendering my Securities?

Following the settlement of the Securities validly tendered and not withdrawn in the second acceptance period on or about July 10, 2018, the liquidity of TiGenix’s Shares and ADSs on Euronext and Nasdaq, respectively, will be substantially lower. Shares and ADSs not tendered to Takeda will remain listed on Euronext and Nasdaq, respectively, until Takeda delists such Securities or the relevant listing criteria are not met.

In addition, Takeda intends to undertake a simplified squeeze-out process as set out in Question B.3 above.

5.                   Do you see other parties who might be interested in the company who might consider to launch a competing bid?

We cannot comment on the intentions of other parties.

6.                   What is the timing going forward now?

Takeda is required pursuant to article 35, 1° of the Belgian Royal Decree on public takeover bids and the Offer and Support Agreement to provide for a second acceptance period during which holders of Securities not previously tendered into the Bid prior to the expiration of the first acceptance period may tender their Securities into the Bid.

The second acceptance period for the Belgian Offer will commence on June 20, 2018, at 9 a.m., CEST, and the second acceptance period for the U.S. Offer commenced on June 6, 2018, at 9 a.m., EDT, and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018, at 4:00 p.m., CEST/10:00 a.m., EDT, respectively. The results of the second acceptance period are expected to be published on July 6, 2018. Payment for the Securities validly tendered and not withdrawn in the second acceptance period is currently expected to commence on July 10, 2018.

During the second acceptance period, holders of Shares, Warrants and ADSs can tender their Securities in the Bid by following the instructions set out in the prospectus (Belgian Offer) or the tender offer statement on Schedule TO (U.S. Offer), as applicable to them.

In addition, Takeda intends to undertake a simplified squeeze-out process as set out in Question B.3 above.

7.                   Will the announced potential offer for Shire that Takeda is considering have an impact on the acquisition of TiGenix?

The tender offer for TiGenix and the potential offer for Shire are different transactions. We cannot comment on Takeda’s strategy.

8.                   What happens with my Shares after I instructed my bank or other financial intermediary to tender them into the Bid?

Payment for the Securities validly tendered and not withdrawn in the second acceptance period is currently expected to commence on July 10, 2018. We understand that it takes approximately a couple of business days to complete the payment of the ADSs through the DTC system. As of July 10, 2018, your Securities will be transferred to Takeda, whereby we understand that it can take approximately a couple of business days to complete the transfer of ADSs through the DTC system.

C.                CX601

1.              We saw that Takeda is opening up a new stem cell manufacturing facility in Ireland (Takeda press release of February 28, 2018). How will this affect the TiGenix operations? Will Cx601 manufacturing be transferred to Ireland? What are the plans with the current TiGenix manufacturing site?

Manufacturing for the initial commercial roll-out in Europe will be done in TiGenix’ Madrid facility. The facility in Ireland will provide additional capacity than that required for the initial roll-out. According to the license agreement of 2016, Takeda is fully responsible for manufacturing of Alofisel as of 2021.

Forward-looking information

This communication may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 16, 2018, as well as the tender offer documents filed by Takeda on April 30, 2018, as amended or supplemented from time to time, and the solicitation/recommendation statement filed by TiGenix on April 30, 2018, as amended or supplemented from time to time. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this communication. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Prospectus and response memorandum

This document constitutes communication within the scope of article 31 and 33 of the Belgian Law of April 1, 2007 on public takeover bids.

The prospectus and the response memorandum were approved by the FMSA on April 24, 2018. The prospectus (including the acceptance form and the response memorandum) is available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) is also available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

Security holders of TiGenix are urged to read the offer documents which are available at www.sec.gov. The voluntary public takeover bid is comprised of two separate offers - (i) an offer for all ordinary shares issued by TiGenix (the “Shares”) and warrants to acquire Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’ American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary (“ADSs”), wherever located, and to holders of Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”).

The U.S. Offer is being made pursuant to an offer to purchase and related materials. Takeda has filed a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time. TiGenix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time.

Holders of ADSs and Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that have been filed by Takeda with the SEC, as amended or supplemented from time to time, since these documents contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 relating to the U.S. Offer that has been filed with the SEC by TiGenix, as amended or supplemented from time to time, since it contains important information. You may obtain a free copy of these documents and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9, as amended or supplemented from time to time, and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921/tig-offer@georgeson.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.